FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/  / Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.
See Instruction 1(b).

1.   Name and Address of Reporting Person*:

         Julian Baker
         ------------------------------
         (LAST)        (FIRST)   (MIDDLE)

         c/o Tisch Family Interests
         667 Madison Avenue
         -------------------------------------------
         (STREET)

         New York,       New York          10021
         ------------------------------------------
         (CITY)        (STATE)           (ZIP)

2. Issuer Name and Ticker or Trading Symbol:

         Neurogen Corporation (NRGN)

3. IRS Identification Number of Reporting Person, if an entity (Voluntary):


4. Statement for Month/Year:

         6/99

5.   If Amendment, Date of Original:
     (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

         __X__ Director
         _____ Officer (give title below)
         _____ 10% Owner
         _____ Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

         __X__  Form filed by One Reporting Person
         _____  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired,
Disposed of, or Beneficially Owned

1.   Title of Security:
     (Instr. 3)

         Common Stock, $0.025 par value ("Common Stock")
         Common Stock
         Common Stock
         Common Stock
         Common Stock
         Common Stock
         Common Stock

2.   Transaction Date:
     (Month/Day/Year)

         6/18/99
         6/21/99
         6/24/99
         6/28/99
         6/29/99
         6/30/99
         6/30/99

3.   Transaction Code:
     (Instr.8)


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


      Code

         P
         P
         P
         P
         P
         P
         P

4.    Securities Acquired (A) or Disposed of (D): (Instr. 3, 4 and 5)

               Amount       (A) or (D)               Price

                    1,100       A              14.95                    6/18/99
                    2,100       A              15.11                    6/21/99
                   10,000       A              14.76                    6/24/99
                    7,500       A              13.94                    6/28/99
                   11,600       A              13.73                    6/29/99
                    5,000       A              13.20                    6/30/99
                   90,000       A              13.18                    6/30/99

5.   Amount of Securities Beneficially Owned at End of Month:
     (Instr. 3 and 4)

      16,200       (See explanation)
      58,500       (See explanation)
   2,977,300       (See explanation)

6.   Ownership Form:   Direct (D) or Indirect (I):
     (Instr. 4)

         D
         I
         I

7.   Nature of Indirect Beneficial Ownership:
     (Instr. 4)

         (See explanation)

Reminder:   Report on a  separate  line for each class of  securities


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


            beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)

         Non-employee director stock option (right to buy)

2. Conversion or Exercise Price of Derivative Security:

         $11.875

3.   Transaction Date:
      (Month/Day/Year)



4.   Transaction Code:
      (Instr. 8)
      Code



5. Number of Derivative Securities Acquired (A) or Disposed of (D): (Instr. 3, 4 and 5)

       (A)                 (D)


6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date

       (See explanation)            5/25/2009


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


7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

     Title                Amount or Number of Shares

   Common Stock            20,000 shares

8.   Price of Derivative Security:
     (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month:
     (Instr. 4)

         20,000 shares

10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I):
     (Instr. 4)

         D

11.  Nature of Indirect Beneficial Ownership:
     (Instr. 4)

Explanation of Responses:

         The reporting person is a director of Neurogen Corporation. The reporting person is the direct beneficial owner of 16,200 shares of Common Stock. In addition, the reporting person and his brother, Felix Baker, are the partners of a partnership which is the beneficial owner of 58,500 shares of Common Stock. The reporting person also provides investment management services to members of the Tisch family and various partnerships, limited liability companies and trusts that are owned by or created for the benefit of members of the Tisch family. The reporting person is paid compensation on the basis of the performance of the securities portfolio with respect to which such services are provided. The securities portfolio with respect to which such services are provided currently includes 2,977,300 shares of Common Stock. In accordance with Rule 16a-1(a)(2)(ii)(C) under the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to have an indirect pecuniary interest in, and therefore to be the beneficial owner, of such securities. The transactions during June 1999 reported in this Form 4 were effected by members of the Tisch Family and various partnerships, limited liability companies and trusts that are owned by or created for the benefit of members of the Tisch Family.


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


         On May 26, 1999, the reporting person was granted an option to purchase 20,000 shares of Common Stock pursuant to the Neurogen Corporation 1993 Non-Employee Director Stock Option Program. The option vests in thirty-six equal monthly installments beginning May 26, 1999.

         The filing of this statement is not an admission by the reporting person that the reporting person and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder or that the reporting person is the beneficial owner of any securities owned by any other person.


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Julian Baker
                                                --------------------------
                                                Julian Baker

Date:  July 12, 1999



** Intentional misstatements or omissions of facts constitute Federal Criminal


Note: File three copies of the Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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